TORNET

August 26, 2002

Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

Re: Fastighets AB Tornet (File No. 82-4322) 12g3-2(b) Exemption

Ladies and Gentlemen,

Please find enclosed information and/or documents furnished by or on behalf of Fastighets AB Tornet (File No. 82-4322) under paragraph (b)(1)(iii) of Rule 12g3-2(b), which information shall not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the U.S. Securities Exchange Act of 1934, as amended.

Yours faithfully,

FASTIGHETS AB TORNET (publ)
Legal Department

Per Månsson/

Kristina Ringström

Enclose.

Fastighets AB Tornet
Postadress
Box 623
182 16 Danderyd
Besöksadress
Karlsrovägen 2 A
Telefon
08-544 905 00
Telefax
08-544 905 30
e-mail
tornet@tornet.se
Org nr
556256-1208
Styrelsens säte: Stockholm

www.tornet.se

TORNET

FASTIGHETS AB TORNET (publ)

Fastighets AB Tornet is one of Sweden's major listed property companies. Its holding has a lettable area of approximately 3.1 million square metres and a book value of approximately SEK 19 billion. Nearly 97 per cent of the property holdings, measured as book value, are in Sweden and mainly concentrated in Sweden's six largest cities, Norrköping and Karlstad. The properties are owned and managed by the subsidiaries ArosTornet, Malmstaden, MälarTornet, SkansTornet and Euro Tower.

Interim Report January-June 2002

	2002:II	2001:II
Profit for the period, SEK m	**369**	347
Income before tax, SEK m	**277**	390
Property sales net, SEK m	**34**	288
Cash flow, SEK m	**372**	457
Operating profit, SEK m	**670**	555
Earnings per share, SEK	**14.39**	13.23
Shareholders' equity per share, SEK	**177**	157
Occupancy ratio area, %	**90.8**	93.3

Sales and acquisitions
26 properties (38) have been sold for SEK 290 million (1 223) with a capital gain of SEK 34 million (288). The sales price is at the level of the valuation as at 31 December 2001. 141 properties (4) have been acquired for SEK 5 467 million (362).

Events after the end of the period
After the end of the period, two properties have been sold for SEK 9 million and a capital gain of SEK 4 million. Three properties have been acquired for SEK 96 million.

Tornet has reached an agreement in principle with Telia on Telia Business Centers.

Forecast profit for 2002
Tornet is maintaining its earlier forecast. Income before tax and net profit for the year are expected to exceed SEK 500 million, which exceeds SEK 19 per share.

Danderyd, 21 August 2002

Fastighets AB Tornet (publ)

For further information, please contact:
Sverker Lerheden, Managing Director, Fastighets AB Tornet, +46-8-544 905 00
Britt-Marie Einar, IR Manager, Fastighets AB Tornet, +46-8-544 905 08, +46-70-576 92 08